

December 4, 2015

Mail Stop 4631

<u>Via E-mail</u>
F. Nicholas Grasberger, III
President and Chief Executive Officer
Harsco Corporation
350 Polar Church Road
Camp Hill, Pennsylvania 17011

      Re: **Harsco Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed March 2, 2015
               File No. 1-03970

Dear Mr. Grasberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Financial Statements, page 47

Note 1- Summary of Significant Accounting Policies, page 57

Reclassifications and Out of Period Adjustments, page 57

1.   We note your disclosure stating that you recorded out-of-period adjustments that had the net effect of decreasing after-tax income by $3.5 million, or $0.04 per diluted share, for the year ended December 31, 2014. Please expand your disclosure to quantify the amount of each individual error, and provide us with a thorough discussion of each error and a qualitative and quantitative analysis of your conclusion that the errors were not

F. Nicholas Grasberger, III
Harsco Corporation
December 4, 2015
Page 2

       material individually or in the aggregate requiring a restatement of your 2014 annual
financial statements or any previously issued interim or annual financial statements. You
may wish to refer to the guidance in ASC 250-10-S99.

2.   Please tell us how you considered the out-of-period adjustments in your evaluation of
disclosure controls and procedures and internal controls over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 if you have
questions regarding comments on the financial statements and related matters. You may contact
me at (202) 551-3355 with any other questions.

      Sincerely,

      /s/ Terence O'Brien

      Terence O'Brien
      Branch Chief
      Office of Manufacturing and
      Construction